OCEANIC EXPLORATION COMPANY
7800 EAST DORADO PLACE, Suite 250
ENGLEWOOD, CO 80111
November 6, 2009
VIA FAX AND EDGAR
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, DC 20549

Re:	Oceanic Exploration Company Withdrawal of Registration Statement on Form S-1 File No. 333-159202
Ladies and Gentlemen:
Pursuant to Rule 477(a) promulgated under the Securities Act of 1933, as amended (the “Securities Act”), Oceanic Exploration Company (the “Registrant”) hereby applies for an Order granting the immediate withdrawal of its Registration Statement on Form S-1, together with all exhibits thereto, commission File No. 333-159202 (collectively, the “Registration Statement”). The Registration Statement was originally filed with the Commission on May 13, 2009.
The Registrant is requesting this withdrawal because of ongoing developments with regard to the Registrant’s business and finances. As a result, the Registrant has determined not to proceed with the contemplated offering. No securities have been sold pursuant to the Registration Statement and the Registration Statement has not been declared effective by the Commission.
The Registrant further requests that all fees paid to the Commission in connection with the filing of the Registration Statement be credited for future use in accordance with Rule 457(p) of the Securities Act. Please note that, if available, the Registrant may undertake a subsequent private offering of its securities pursuant to Rule 155(c) of the Securities Act.
Accordingly, the Registrant hereby respectfully requests that an Order granting the withdrawal of the Registration Statement be issued by the Commission as soon as possible.
If you have any questions regarding the foregoing application for withdrawal, please contact Paul H. Shaphren at Callister Nebeker & McCullough, legal counsel to the Registrant, at 801-530-7411. Please provide a copy of the order consenting to this withdrawal to Mr. Shaphren by fax at 801-364-9127.
Very truly yours,
OCEANIC EXPLORATION COMPANY

By:	/s/ Stephen M. Duncan
Stephen M. Duncan
President